

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 29, 2016

Via E-mail
Leslie S. Zmugg
Secretary
Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, TN 37203-0001

> **Re:** **Caterpillar Financial Services Corporation**
> **Registration Statement on Form S-4**
> **Filed December 21, 2016**
> **File No. 333-215232**

Dear Ms. Zmugg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Kendrick Vaughn
        James O'Connor, Esq.